UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                February 14, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

DIRECTOR/PDMR SHAREHOLDING

TRADING IN NOVO NORDISK SHARES BY BOARD MEMBERS, EXECUTIVES AND ASSOCIATED PERSONS AS REPORTED TO NOVO NORDISK ON 12 FEBRUARY 2008

In accordance with Section 28a of the Danish Securities Trading Act, Novo Nordisk is required on a daily basis to publish trading in Novo Nordisk shares by the company's board members, executives and their associated persons as reported by those persons to Novo Nordisk.

Please find below a statement of such trading in shares issued by Novo Nordisk.

NAME                                    KURT ANKER NIELSEN
REASON FOR REPORTING                    MEMBER OF THE BOARD OF DIRECTORS
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
TYPE OF TRANSACTION                     SALE OF SHARES
DATE OF TRANSACTION                     12 FEBRUARY 2008
PLACE OF TRANSACTION                    OMX NORDIC EXCHANGE COPENHAGEN
VOLUME OF TRANSACTION                   6.000 SHARES
TOTAL VALUE OF TRANSACTION              DKK 1,962,000


NAME                                    KARE SCHULTZ
REASON FOR REPORTING                    CHIEF OPERATING OFFICER
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
TYPE OF TRANSACTION                     EXERCISE OF OPTIONS (PURCHASE OF SHARES)
DATE OF TRANSACTION                     12 FEBRUARY 2008
PLACE OF TRANSACTION                    OMX NORDIC EXCHANGE COPENHAGEN
VOLUME OF TRANSACTION                   14,500 SHARES
TOTAL VALUE OF TRANSACTION              DKK 2,407,000


NAME                                    KARE SCHULTZ
REASON FOR REPORTING                    CHIEF OPERATING OFFICER
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
TYPE OF TRANSACTION                     EXERCISE OF OPTIONS (PURCHASE OF SHARES)
DATE OF TRANSACTION                     12 FEBRUARY 2008
PLACE OF TRANSACTION                    OMX NORDIC EXCHANGE COPENHAGEN
VOLUME OF TRANSACTION                   20,000 SHARES
TOTAL VALUE OF TRANSACTION              DKK 1,950,000


NAME                                    KARE SCHULTZ
REASON FOR REPORTING                    CHIEF OPERATING OFFICER
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
TYPE OF TRANSACTION                     SALE OF SHARES
DATE OF TRANSACTION                     12 FEBRUARY 2008
PLACE OF TRANSACTION                    OMX NORDIC EXCHANGE COPENHAGEN
VOLUME OF TRANSACTION                   14,500 SHARES
TOTAL VALUE OF TRANSACTION              DKK 4,763,250


DEFINITIONS AND BACKGROUND INFORMATION:

PUBLICATION
Publication shall take place the day after Novo Nordisk receives sufficient information on the trading. Publication is only required when the total amount of transactions of a specific board member/executive and his/her associated persons in any one calendar year has reached 5,000 euros.


WHO ARE BOARD MEMBERS, EXECUTIVES AND ASSOCIATED PERSONS?
Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) relatives defined as brothers, sisters, parents, grandparents etc, children, grandchildren etc who have shared the same household with a board member/executive for at least one year, and 4) any legal person, including a company, a foundation or a partnership, which is controlled directly or indirectly by a board member/executive and/or a person mentioned in 1)-3), or to which a board member/executive and/or a person mentioned in 1)-3) has managerial responsibilities or economic interests substantially equivalent to the legal person.

WHAT IS TRADING/TRANSACTION?
Trading is any kind of transaction, including shares purchased or otherwise acquired, shares sold or otherwise disposed, gifts, mortgages and grants and exercise of options, but not heritage.


WHAT IS FINANCIAL INSTRUMENT AND ID CODE?
Financial instrument includes shares listed on the OMX Nordic Exchange Copenhagen and London Stock Exchange as well as ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees. The ID code is the code (ISIN DK006010261) of the Novo Nordisk share on OMX Nordic Exchange Copenhagen, the code (NVOB) on London Stock Exchange or the code
(NVO) on New York Stock Exchange.


WHAT IS DATE AND PLACE OF TRANSACTION?
Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, ie OMX Nordic Exchange Copenhagen, London Stock Exchange or New York Stock Exchange.


WHAT IS VOLUME AND VALUE OF TRANSACTION?
The volume of transaction is the number of shares (of DKK 1 nominal value) or other financial instruments traded. The transaction value is the number of shares traded multiplied by the transaction price. The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of shares traded on London Stock Exchange and ADRs listed on New York Stock Exchange.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,000 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media:                               Investors:

Outside North America:               Outside North America:
Elin K Hansen                        Mads Veggerby Lausten
Tel: (+45) 4442 3450                 Tel: (+45) 4443 7919
ekh@novonordisk.com                  mlau@novonordisk.com

                                     Hans Rommer
                                     Tel: (+45) 4442 4765
                                     hrmm@novonordisk.com

In North America:                    In North America:
Sean Clements                        Christian Qvist Frandsen
Tel: (+1) 609 514 8316               Tel: (+1) 609 919 7937
secl@novonordisk.com                 cqfr@novonordisk.com

Stock Exchange Announcement no 9 / 2009

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 14, 2008                       NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer